UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 21, 2020

CANCER GENETICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35817	04-3462475
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 Route 17 North 2nd Floor

Rutherford, New Jersey 07070

(Address of principal executive offices)

Registrant’s telephone number, including area code: (201) 528-9200

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CGIX	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On August 21, 2020, Cancer Genetics, Inc., a Delaware corporation (“CGIX”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with StemoniX, Inc., a Minnesota corporation (“StemoniX”), and CGI Acquisition, Inc., a Minnesota corporation and wholly-owned subsidiary of CGIX (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by CGIX’s stockholders and StemoniX’s shareholders, Merger Sub will be merged with and into StemoniX, with StemoniX surviving the merger as a wholly-owned subsidiary of CGIX (the “Merger”). Prior to its execution, the Merger Agreement was unanimously approved and adopted by the Board of Directors of each of CGIX and StemoniX.

In particular, the Board of Directors of CGIX (the “Board”), unanimously (i) determined that the terms and provisions of the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, advisable and in the best interests of CGIX and its shareholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) determined that it is advisable and in the best interests of CGIX and its shareholders to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Merger, and (iv) resolved to recommend the adoption of the Merger Agreement by the shareholders of CGIX.

Pursuant to, and subject to the conditions of, the Merger Agreement, each share of common stock of StemoniX (other than Dissenting Shares (as defined in the Merger Agreement)), issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) shall be automatically converted into the right to receive an amount of shares of common stock, par value $0.0001 per share, of CGIX (“CGIX Common Stock”) equal to the Exchange Ratio (as defined in the Merger Agreement) (the “Merger Consideration”). All Company Options (as defined in the Merger Agreement) outstanding immediately prior to the Effective Time shall be exchanged for options to purchase CGIX Common Stock. All Company Warrants (as defined in the Merger Agreement) outstanding immediately prior to the Effective Time shall automatically be cancelled and each StemoniX warrantholder will be entitled to receive the same consideration such warrantholder would have received had they exercised the Company Warrant immediately prior to the Merger, net of the exercise price. As a result, immediately following the Effective Time, the former StemoniX shareholders will hold approximately 78% of the outstanding shares of CGIX Common Stock (which outstanding shares, the “Deemed Outstanding Shares”, in this context, includes the CGIX Common Stock issuable on a net exercise basis with respect to any in-the-money CGIX options, in-the-money CGI warrants, in-the-money Company Options and in-the-money Company Warrants) and the shareholders of CGIX will retain ownership of approximately 22% of the Deemed Outstanding Shares, with such percentages subject to certain closing adjustments based on net cash held by each company, and with such percentages subject to proportionate dilution from the private placement financing described below that is a condition of the Merger.

The combined company will continue to operate CGIX’s vivoPharm, Pty. Ltd. business and will also focus on advancing StemoniX’s microOrgans® platform and augmented intelligence tools for drug discovery and development. StemoniX, a private company, is a leader in developing human models for specific diseases via its microOrgan® platform, based on living micro-tissues engineered from human induced pluripotent stem cells (iPSC). Upon completion of the Merger, the board of directors of the combined company will be comprised of seven members, including John A. Roberts, President and Chief Executive Officer of CGIX, Yung-Ping Yeh, Chief Executive Officer of StemoniX, two individuals to be designated by CGIX prior to closing (subject to the reasonable consent of StemoniX) and three individuals to be designated by StemoniX prior to closing (subject to the reasonable consent of CGIX). In addition, it is currently anticipated that the executive officers of the combined company will be John A. Roberts, Yung-Ping Yeh, Andrew D.C. LaFrence, currently Chief Financial Officer and Chief Operating Officer of StemoniX, and Ralf Brandt, PhD, currently President of Discovery & Early Development Services of CGIX.

The Merger Agreement contains customary representations, warranties and covenants made by CGIX and StemoniX, including covenants relating to obtaining the requisite approvals of the shareholders of CGIX and StemoniX, indemnification of directors and officers and CGIX’s and StemoniX’s conduct of their respective businesses between the date of signing of the Merger Agreement and the closing of the transaction.

In connection with the Merger, CGIX will prepare and file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that will contain a proxy statement/prospectus, and will seek the approval of CGIX’s shareholders with respect to certain actions, including the following:

●	the issuance of shares of CGIX Common Stock to StemoniX’s securityholders in connection with the transactions contemplated by the Merger Agreement under Nasdaq rules;

●	to the extent required for the listing of CGIX Common Stock on the NASDAQ Capital Market, the amendment of CGIX’s restated certificate of incorporation to effect a reverse split of all outstanding shares of CGIX’s Common Stock at a reverse stock split ratio in a range currently anticipated to be 1-for-2 to 1-for-5; and

●	any other proposals to be determined as necessary by CGIX and StemoniX.

The closing of the Merger, which is expected in the fourth quarter of 2020, is subject to satisfaction or waiver of certain conditions including, among other things, (i) the required approvals by the parties’ shareholders, (ii) the accuracy of the representations and warranties, subject to certain materiality qualifications, (iii) compliance by the parties with their respective covenants, (iv) the effectiveness of the Registration Statement, (v) no law or order preventing the Merger and related transactions, (vi) the listing of the shares issued in the Merger on The Nasdaq Capital Market and (vii) consummation of a private placement financing by CGIX in an amount to be mutually agreed upon by CGIX and StemoniX, and currently anticipated to be $10 million.

The Merger Agreement contains certain termination rights for both CGIX and StemoniX. In connection with the termination of the Merger Agreement under specified circumstances, CGIX and StemoniX may be required to reimburse the other party’s expenses in an amount up to $500,000, including upon either party’s due acceptance of a third-party competing proposal during the term or within 12 months after termination of the Merger Agreement. In addition, either CGIX or StemoniX may terminate the Merger Agreement if the Merger is not consummated on or before January 15, 2021 (the “End Date”), provided that the End Date may be extended by either party for up to forty five (45) days in the event the Registration Statement is still under review by SEC, and, provided further, in the event the meeting of CGIX shareholders is adjourned or postponed, the End Date shall automatically be extended to the date that is ten (10) days following such adjournment or postponement.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 to this report and incorporated herein by reference.

The Merger Agreement (and the foregoing description of the Merger Agreement and the transactions contemplated thereby) has been included to provide investors and shareholders with information regarding the terms of the Merger Agreement and the transactions contemplated thereby. It is not intended to provide any other factual information about CGIX or StemoniX. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC. Investors and shareholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and shareholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed Merger, CGIX and StemoniX intend to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a prospectus and a proxy statement. INVESTORS AND SECURITY HOLDERS OF CGIX AND STEMONIX ARE URGED TO READ THESE MATERIALS (AS WELL AS AMENDMENTS AND SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CGIX, STEMONIX AND THE PROPOSED MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by CGIX with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by CGIX by directing a written request to: Cancer Genetics, Inc., c/o John A. Roberts, Chief Executive Officer, 201 Route 17 North 2nd Floor, Rutherford, NJ 07070. Investors and security holders are urged to read the Registration Statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

This report shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed Merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

CGIX and its directors and executive officers and StemoniX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CGIX in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of CGIX and their ownership of shares of CGIX’s Common Stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on May 29, 2020, and in subsequent documents to be filed with the SEC, including the Registration Statement referred to above. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests in the proposed merger, by security holdings or otherwise, will also be included in the Registration Statement and other relevant materials to be filed with the SEC when they become available. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Chief Executive Officer at CGIX at the address described above.

Forward-Looking Statements

This report and the press release attached hereto as Exhibit 99.1 contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. CGIX and StemoniX generally identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. CGIX and StemoniX have based these forward-looking statements largely on their then-current expectations and projections about future events and financial trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond each of CGIX’s and StemoniX’s control. CGIX’s and StemoniX’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with CGIX’s and StemoniX’s ability to obtain the shareholder approval required to consummate the proposed merger transaction and the timing of the closing of the proposed merger transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed merger transaction will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement; (iii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, (iv) unanticipated difficulties or expenditures relating to the proposed merger transaction, the response of business partners and competitors to the announcement of the proposed merger transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed merger transaction; (v) volatility and uncertainty in the financial markets and general economic conditions, which could have an adverse impact on CGIX and/or StemoniX, and (vi) those risks detailed in CGIX’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and subsequent reports filed with the SEC, as well as other documents that may be filed by CGIX from time to time with the SEC. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither CGIX nor StemoniX can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, CGIX and StemoniX undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Item 8.01	Other Events.

On August 24, 2020, CGIX and StemoniX issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

2.1	Agreement and Plan of Merger and Reorganization, by and among Cancer Genetics, Inc., StemoniX, Inc., and CGI Acquisition, Inc., dated August 21, 2020.*

99.1	Joint Press release, dated August 24, 2020.

* Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. CGIX hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

CANCER GENETICS, INC.,
a Delaware corporation

Date: August 24, 2020	By:	/s/ M. Glenn Miles
	Name:	M. Glenn Miles
	Title:	Chief Financial Officer